

Mail Stop 3030

June 10, 2009

<u>Via U.S. Mail</u>

Mr. Glen A. Little
Chief Executive Officer
Truewest Corporation
211 West Wall Street
Midland, TX 79701

   Re: Truewest Corporation
      Form 10-KSB for the Fiscal Year Ended September 30, 2008
      File No. 000-26504

Dear Mr. Little:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Kevin L. Vaughn
        Accounting Branch Chief